UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 23, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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1Q15 Results

Quarterly EBITDA record of R$1,007 million, with a margin of 50%

Key Figures	Unit	1Q15	4Q14	1Q14	1Q15 vs 4Q14		1Q15 vs 1Q14		Last 12 months (LTM)
Pulp Production	000 t	1,291	1,381	1,277	-6%		1%		5,288
Pulp Sales	000 t	1,229	1,410	1,188	-13%		3%		5,346

Net Revenues	R$ million	1,997	2,001	1,642	0%		22%		7,438
Adjusted EBITDA(1)	R$ million	1,007	906	679	11%		48%		3,119
EBITDA margin	%	50%	45%	41%	5	p.p.	9	p.p.	42%
Net Financial Result(2)	R$ million	(1,746)	(611)	(170)	—		—		(3,211)
Net Income (Loss)	R$ million	(566)	(128)	19	—		—		(423)

Free Cash Flow(3)	R$ million	373	263	9	42%		—		1,001
ROE(5)%		9.9%	6.6%	8.9%	3	p.p.	1	p.p.	9.9%
ROIC(5)%		10.2%	8.5%	11.0%	2	p.p.	-1	p.p.	10.2%

Gross Debt (US$)	US$ million	2,915	3,135	3,732	-7%		-22%		2,915
Gross Debt (R$)	R$ million	9,352	8,327	8,445	12%		11%		9,352
Cash and cash equivalents	R$ million	1,284	1,195	1,808	7%		-29%		1,284
Cash(3)	R$ million	361	778	1,475	-54%		-76%		361
Net Debt (R$)	R$ million	8,991	7,549	6,970	19%		29%		8,991
Net Debt (US$)	US$ million	2,803	2,842	3,080	-1%		-9%		2,803
Net Debt/EBITDA LTM	x	2.9	2.7	2.4	0.2	x	0.5	x	2.9
Net Debt/EBITDA LTM (US$)(4)	x	2.3	2.4	2.4	-0.1	x	-0.1	x	2.3

(1) Adjusted by non-recurring and non-cash items | (2) Includes results from financial investments, monetary and exchange variation, mark-to-market of hedging and interest (3) Includes the hedge fair value | (4) For covenants purposes | (5) For more details p. 16

1Q15 Highlights

•             Pulp production of 1,291 thousand tons, 6% down on 4Q14, but 1% up year-on-year. LTM production totaled 5,288 thousand tons.

•             Scheduled maintenance downtime at the Aracruz Mill’s C Plant successfully concluded.

•             Pulp sales of 1,229 thousand tons, 13% less than in 4Q14 but 3% more than in 1Q14. LTM sales were 1% higher than production in the same period.

•             Net revenue of R$1,997 million (4Q14: R$2,001 million | 1Q14: R$1,642 million). LTM net revenue totaled R$7,438 million, 5% up on 2014 and a new 12-month record.

•             Cash cost of R$572/t, 21% and 4% up on 4Q14 and 1Q14, respectively, and below LTM inflation. Excluding the foreign exchange variation, the cash cost edged up by 1% year-on-year.

•             EBITDA Margin of 50%, a new quarterly record.

•             Adjusted EBITDA of R$1,007 million, 11% and 48% higher than in 4Q14 and 1Q14, respectively, and also a quarterly record. LTM EBITDA totaled R$3,119 million.

•             EBITDA/ton of R$819/t (US$285/t), 27% more than in the previous three months and 43% up year-on-year.

•             Free cash flow of R$373 million, 42% up on 4Q14 and R$364 million more than in 1Q14.

•             Net loss of R$566 million (4Q14: net loss of R$128 million | 1Q14: net income of R$19 million).

•             Gross debt in dollars of US$2,915 million, 7% and 22% down on 4Q14 and 1Q14, respectively.

•             Net debt in dollars reached its lowest level since Fibria began operations, falling by 9% over 1Q14.

•             Net Debt/EBITDA ratio of 2.3x in dollars (Dec/14: 2.4x | Mar/14: 2.4x).

•             Total cost of debt, including the full swap of debt in reais, of 3.5% p.a. (4Q14: 3.4% p.a. | 1Q14: 3.7% p.a.).

•             Average debt term of 54 months (4Q14: 55 months | 1Q14: 47 months).

Subsequent Events

•             Annual and Extraordinary Shareholders’ Meetings to be held on April 28, 2015.

Market Cap — March 31, 2015:	Conference Call: April 24, 2015	Investor Relations

R$25.0 billion| US$7.8 billion	Portuguese: 11 am (Brasília) | Phone: +55 11 3193-1001	Guilherme Cavalcanti
FIBR3: R$45.20		André Gonçalves
FBR: US$14.13	English: 12 pm (Brasília) | Phone: 1-412-317-6776	Camila Nogueira
Shares Issued:		Roberto Costa
553,934,646 common shares	Webcast: www.fibria.com.br/ri	Raimundo Guimarães
ir@fibria.com.br | +55 (11) 2138-4565

The operating and financial information of Fibria Celulose S.A. for the 1st quarter of 2015 (1Q15) presented in this document is based on consolidated figures and expressed in reais, is unaudited and was prepared in accordance with Corporate Law. The results of Veracel Celulose S.A. were included in this document based on 50% proportional consolidation, with the elimination of all intercompany transactions.

Executive Summary

The pulp market remained balanced in the first quarter of 2015. Positive demand was confirmed by the decline in inventories and the increase in eucalyptus pulp exports over the same period last year, especially to Asia. Thanks to the favorable fundamentals, Fibria was able to introduce a new US$20/t increase in pulp prices for all regions as of April (Europe: US$790/t) and allowing sales to move up 3% year-on-year. As a result of the price hikes announced by other producers, the PIX/FOEX BHKP Europe price averaged US$750/t in the quarter, 2% more than in the previous three months. The average dollar recorded a consistent upturn throughout the period, climbing by 13%, which, together with higher pulp prices in dollars, helped push up the average net price in reais by 14% in comparison to 4Q14. In addition, EBITDA reached a new quarterly record.

Pulp production totaled 1,291 thousand tons in 1Q15, 6% down on 4Q14 due to the reduced number of production days and the scheduled maintenance downtime at the Aracruz Mill’s C Plant. Compared to the same period the year before, output increased by 1%, thanks to improved operating efficiency. Sales volume came to 1,229 thousand tons, 13% down on the previous quarter due to period seasonality, and 3% up on 1Q14 due to higher demand, mainly in Europe and Asia. Pulp inventories closed the quarter at 52 days.

The production cash cost was R$572/t, 21% up on 4Q14, primarily due to the scheduled maintenance stoppages, the lower utilities result, the higher cost of wood (higher average distance from forest to mill and increased use of third-party wood, especially in the forestry partnership program) and exchange rate effect. In comparison with 1Q14, the cash cost increased by 4% (LTM IPCA inflation: 8.1%) primarily due to the foreign exchange variation and higher wood costs (for more details, see page 7). Fibria will continue to seek initiatives to minimize its cost structure and ensure that the upturn in its 2015 production cash cost lags inflation.

Adjusted 1Q15 EBITDA totaled R$1,007 million, 11% up on 4Q14 and a new quarterly record, thanks to the higher average net price in reais and lower cash COGS. The EBITDA margin stood at 50%. The increase over 1Q14 was also due to the higher average net price in reais, as well as the upturn in sales volume. LTM EBITDA came to R$3,119 million, 12% up on 2014. Free cash flow for the quarter amounted to R$373 million, 42% more than in the previous three months, mainly due to higher EBITDA and the decline in interest payments (thanks to the liability management initiatives), partially offset by the variation in working capital. The year-on-year increase was driven by the same factors (for more details, see page 16).

The 1Q15 financial result was a net expense of R$1,746 million, versus net expenses of R$611 million in 4Q14 and R$170 million in 1Q14. The variation was chiefly due to the 21% appreciation of the closing dollar against the real, resulting in higher foreign-exchange losses on dollar-denominated debt and hedge instruments. It is worth noting the 39% reduction in interest expenses in dollars over 1Q14, thanks to more effective liability management aimed at reducing the principal and cost of debt.  Gross debt in dollars totaled US$2,915 million, 7% and 22% down on 4Q14 and 1Q14, respectively. The Company closed the quarter with a cash position of R$361 million, including the mark-to-market of the derivative instruments.

As a result of all the above, Fibria reported a 1Q15 net loss of R$566 million, versus a net loss of R$128 million in 4Q14 and net income of R$19 million in 1Q14.

Pulp Market

The pulp market began 2015 on a high note. Increased supply from the operational start-up of new capacities in 2014, was accompanied by strong growth of eucalyptus pulp sales, especially to Asia, creating a favorable environment for the hardwood pulp producers to increase their prices at the beginning of the year.

According to the World-20 report published by the Pulp and Paper Products Council (PPPC), global eucalyptus pulp sales increased by a substantial 18% year-on-year (or 680 thousand tons) in the three months of 2015, with positive results in all markets. China continued to drive demand, accounting for 40% of the additional volume. North American demand also performed well in the annual comparison, partially due to the sales recovery in 1Q15 after the harsh winter that impacted the market in 1Q14.

Fonte: PPPC World-20 March 2015

The scheduled maintenance downtimes in Europe and South America played an important role in controlling producer’s inventory levels throughout the quarter. In Brazil alone, the scheduled stoppages prevented around 130 thousand tons of hardwood pulp from reaching the market in the first three months. Despite the usual beginning-of-year upturn due to seasonally weaker demand, producers’ hardwood pulp inventories closed March at 38 days.

The healthy market fundamentals at the end of the quarter, together with prospects of consistent demand and controlled supply thanks to maintenance downtimes in the coming months, created a favorable scenario for a further US$20/t price increase in all markets as of April 1.

Production and Sales

Production (‘000 t)	1Q15	4Q14	1Q14	1Q15 vs 4Q14	1Q15 vs 1Q14	Last 12 months
Pulp	1,291	1,381	1,277	-6%	1%	5,288
Sales Volume (‘000 t)
Domestic Market Pulp	129	146	116	-12%	12%	531
Export Market Pulp	1,100	1,264	1,072	-13%	3%	4,815
Total sales	1,229	1,410	1,188	-13%	3%	5,346

Pulp production totaled 1,291 thousand t in 1Q15, 6% down on the previous quarter, due to the lower number of production days (1Q15: 90 days | 4Q14: 92 days) and the scheduled maintenance downtime at the Aracruz Mill’s C

Plant. In comparison with 1Q14, production edged up by 1% due to improved operating efficiency. Pulp inventories closed the quarter at 772 thousand tons (52 days), 9% up on the 710 thousand tons recorded in 4Q14 (48 days) and 7% down on the 834 thousand tons registered in 1Q14 (56 days).

Regulatory Standard 13 (Boiler and Pressure Vessel Inspection) extended the maximum period between recovery boiler inspections from 12 to 15 months. Consequently, downtimes that used to take place on an annual basis, almost always at the same time of the year, are undergoing planning changes in accordance with the new regulation. In the long term, this extension will reduce costs and increase output. The calendar for scheduled maintenance downtimes in Fibria’s mills in 2015 is shown below, in which these changes become clear.

Sales volume totaled 1,229 thousand tons, 13% less than in the previous three months due to period seasonality, and 3% more than in 1Q14, mainly due to increased sales to Europe and Asia. In the quarter, sales to Europe accounted for 46% of total sales, followed by Asia with 26%, North America with 17% and Latin America with 11%.

Results Analysis

Net Revenues (R$ million)	1Q15	4Q14	1Q14	1Q15 vs 4Q14	1Q15 vs 1Q14	Last 12 months
Domestic Market Pulp	171	172	136	-1%	25%	625
Export Market Pulp	1,805	1,810	1,486	0%	21%	6,731
Total Pulp	1,975	1,982	1,622	0%	22%	7,357
Portocel	22	19	20	13%	7%	82
Total	1,997	2,001	1,642	0%	22%	7,438

Net revenue totaled R$1,997 million in 1Q15, virtually flat in relation to 4Q14, thanks to the higher average net price in reais, in turn the result of the 13% average appreciation of the dollar, which offset the decline in sales volume. The 22% increase over 1Q14 was fueled by the higher average net price in reais and the upturn in sales volume. LTM net revenue came to R$7,438 million, 5% higher than in 2014 and a new 12-month record.

The cost of goods sold (COGS) fell by 8% over 4Q14 and increased by 2% over 1Q14. In relation to the previous quarter, the reduction was due to the decline in sales volume and the positive inventory turnover effect, which was reflected in the previous quarter’s production cash cost, and by lower freight expenses (lower volume partially offset by the appreciation of the dollar against the real). The 2% year-on-year upturn was mainly due to higher sales volume. Nevertheless, cash COGS fell by 1%, mainly thanks to the positive effect of REINTEGRA, partially offset by the increase in production costs and higher freight expenses.

The pulp production cash cost totaled R$572/t in 1Q15, 21% up on the quarter before, due to the following factors: (i) higher wood costs, in turn explained by the extended average transportation radius (1Q15: 195 km | 4Q14: 184 km) and

the increased participation of third-party wood in the mix, mainly in forestry partnership operations (1Q15: 13% | 4Q14: 10%), (ii) the scheduled maintenance downtime at the Aracruz Mill’s C Plant, and (iii) the lower utilities result (mostly energy sales), among other factors, as shown in detail in the table below. The 4% increase over 1Q14 was mainly due to the foreign exchange effects (approximately 13% of the production cash cost is dollar-pegged) and higher wood expenses, the increase in the average transportation radius (1Q15: 195 km | 1Q14: 180 km), and the higher share of third-party wood in the mix, mostly acquired form forestry partnership operations. Excluding the effects of the downtime, the cash cost was R$548/t, 16% up on 4Q14 and 5% more than in 1Q14, while period inflation, measured by the IPCA consumer price index, came to 8.1%. Fibria will continue pursuing its goal of keeping the increase in its 2015 production cash cost below inflation.

Pulp Cash Cost 4Q14	R$/t 472
Wood - higher distance from forest to mill (1Q15: 195 km | 4Q14: 184 km) and higher third party contribution - forestry partnership (1Q15: 13% | 4Q14: 10%)	27

Maintenance downtimes	24

Lower results with utilities (enegy sale)	14

Higher energy and chemicals consumption	11

Higher materials and services costs	10

Exchange Rate	8

Higher chemicals price	5

Others	1

1Q15	572

Pulp Cash Cost 1Q14	R$/t 549
Wood - higher distance from forest to mill (1Q15: 195 km | 1Q14: 180 km) and higher third party contribution - forestry partnership (1Q15: 13% | 1Q14: 11%)	19
Exchange Rate	15
Higher materials and services costs	10
Lower energy consumption	(11)
Better results with utilities (enegy sale)	(7)
Other	(3)
1Q15	572

Selling expenses totaled R$95 million in 1Q15, 8% down on 4Q14 due to the reduction in sales volume, partially offset by the foreign exchange impact. The increase over 1Q14 was primarily due to higher terminal expenses, the appreciation of the dollar against the real and higher sales volume. The selling expenses to net revenue ratio remained flat over both periods at 5%.

Administrative expenses came to R$73 million, 10% down on 4Q14 due to reduced payroll and third-party service expenses, and 6% up on 1Q14 due to higher expenses with the same items.

Other operating income (expenses) totaled an expense of R$21 million in 1Q15, versus an expense of R$120 million in 4Q14 and income of R$6 million in 1Q14. The quarter-on-quarter variation was chiefly due to the non-revaluation of biological assets and the reduction in the average negative net effect of the write-down of property, plant and equipment. The annual variation was due to lower tax benefits.

Adjusted EBITDA totaled R$1,007 million in 1Q15 with a margin at 50%. In comparison with 4Q14, EBITDA increased by 11%, due to higher average net price in reais, in turn impacted by the 13% average appreciation of the dollar and the reduction in cash COGS. The 12-month upturn was due to the 22% average dollar appreciation, which offset the decline in pulp prices in dollars (the average Europe list price fell by 3%), and higher sales volume. The graph below shows the main variations in the quarter:

(1) Write-down of property, plant and equipment, provisions for ICMS tax credit losses, equity income and tax credits, and recovery of contingencies.

Financial Result

(R$ million)	1Q15	4Q14	1Q14	1Q15 vs 4Q14	1Q15 vs 1Q14
Financial Income (including hedge result)	(533)	(22)	146	—	—
Interest on financial investments	16	20	26	-20%	-39%
Hedging(1)	(549)	(42)	120	—	—
Financial Expenses	(101)	(112)	(137)	-10%	-26%
Interest - loans and financing (local currency)	(45)	(53)	(52)	-16%	-14%
Interest - loans and financing (foreign currency)	(56)	(59)	(85)	-5%	-34%
Monetary and Exchange Variations	(1,123)	(441)	151	—	—
Foreign Exchange Variations - Debt	(1,302)	(438)	227	—	—
Foreign Exchange Variations - Other	179	(3)	(76)	—	—
Other Financial Income / Expenses(2)	11	(36)	(330)	—	—
Net Financial Result	(1,746)	(611)	(170)	—	—

(1) Change in the marked to market (1Q15: R$(923) million | 4Q14: R$(417) million) added to received and paid adjustments.

(2) Financial expenses in dollars decreased 40% year-on-year

Income from interest on financial investments came to R$16 million in 1Q15, 20% down on 4Q14, due to the use of resources to pay period commitments, and the strategy of working with a minimum cash balance, using surplus funds to pre-settle less attractive debt in 2014. Cash and cash equivalents and securities totaled R$1,284 million (excluding the mark-to-market of derivative instruments), 29% less than in 1Q14, mainly due to the use of funds to pre-settle debt in 4Q14. Hedge transactions generated a loss of R$549 million, R$506 million of which from the negative variation in the fair value of the hedge instruments, especially debt swaps (for more details, see the derivative section on page 10).

Interest expenses on loans and financing totaled R$101 million in 1Q15, 10% down on the previous quarter, primarily due to settlements in 4Q14 (US$118 million related to the Fibria 2021 bonds, US$439 million in Export Prepayment debt and R$326 million in Export Credit Notes). The 26%, or R$36 million, reduction over 1Q14 was chiefly due to the Company’s liability management initiatives.

Foreign-exchange losses on dollar-denominated debt (94% of total debt) including real/dollar swaps, stood at R$1,302 million, versus a loss of R$438 million in 4Q14 and income of R$227 million in 1Q14. This expense was due to the 21% and 42% devaluations of the real against the closing dollar in 1Q14 and 4Q14, respectively (1Q15: R$3.2080 | 4Q14: R$2.6562| 1Q14: R$2.263).

Other financial income (expenses) amounted to income of R$11 million in 1Q15, versus an expense of R$36 million in 4Q14, mainly due to the accounting and financial impacts incurred on the prepayment of debt in 4Q14. In 1Q14, there was an expense of R$330 million, chiefly due to the total repurchase of the 2020 bonds.

On March 31, 2015, the mark-to-market of derivative financial instruments was negative by R$923 million (a negative R$183 million from operational hedges, a negative R$902 million from debt hedges, and a positive R$162 million from embedded derivatives), versus a negative R$417 million on December 31, 2014, giving a negative variation of R$506 million. This result was mainly due to the period devaluation of the real, impacting outstanding debt swaps. Cash disbursements from transactions that matured in the period totaled R$43 million (R$3 million of which in operational hedges and R$40 million in debt hedges). As a result, the net impact on the financial result was negative by R$549 million. The following table shows Fibria’s derivative hedge position at the end of March 2015 (for further information, please refer to note 5 in Financial Statements):

		Notional (MM)				Fair Value
Swaps	Maturity	mar/15		dec/14		mar/15		dec/14
Receive
US Dollar Libor (2)	may/19		$534		$538	R$	1,613	R$	1,352
Brazilian Real CDI (3)	aug/20	R$	780	R$	788	R$	1,092	R$	1,083
Brazilian Real TJLP (4)	dec/17	R$	256	R$	294	R$	245	R$	279
Brazilian Fixed (5)	dec/17	R$	355	R$	396	R$	289	R$	324

Receive Total (a)						R$	3,239	R$	3,038

Pay
US Dollar Fixed (2)	may/19		$534		$538	R$	(1,626)	R$	(1,349)
US Dollar Fixed (3)	aug/20		$401		$405	R$	(1,547)	R$	(1,298)
US Dollar Fixed (4)	dec/17		$158		$181	R$	(501)	R$	(476)
US Dollar Fixed (5)	dec/17		$171		$192	R$	(467)	R$	(434)

Pay Total (b)
						R$	(4,141)	R$	(3,557)
Net (a+b)						R$	(902)	R$	(519)

Option

US Dollar Options	up to 12M	$1,345	$1,465	R$	(183)	R$	(19)

Options Total (d)				R$	(183)	R$	(19)

Embedded Derivatives - Forestry Partnership and Standing Timber Supply Agreements

Receive
US Dollar Fixed	dec/34	$891	$902	R$	162	R$	121

Pay
US Dollar CPI	dec/34	$891	$902	R$	—	R$	(0)
Embedded Derivatives Total (e)				R$	162	R$	121

Net (a+b+c+d+e)				R$	(923)	R$	(417)

Zero cost collar operations (ZCCs) have proved to be more appropriate in the current exchange scenario, especially due to the volatility of the dollar, as they lessen the impact of an upturn in the real, limiting the exchange rate decline to levels favorable to the Company while also limiting negative impacts in the event of a significant depreciation of the real. In addition to protecting the company in these scenarios, this feature also allows it to achieve greater benefits in terms of export revenues should the dollar move up. In 1Q15, there was a sharper appreciation of the dollar against the real (2.6562 R$/US$ in 4Q14, versus R$3.2080 in 1Q15), resulting in a negative ZCC mark-to-market of R$183 million, versus a negative R$19 million in 4Q14. However, these instruments allow for the protection of a foreign exchange band favorable to cash flows, within which Fibria does not pay or receive the amount of the adjustments As the band comprises an ample exchange variation, even with the hefty devaluation of the real in 1Q15, cash disbursements came to only R$3 million, related to the adjustment of transactions maturing in the period (notional amount of US$420 million). Currently, these operations have a maximum term of 12 months, covering 60% of net foreign exchange exposure, and their sole purpose is to protect cash flow exposure. Average strike prices for the next 12 months are R$2.40 (put) and R$3.56 (call) and the total notional amount is US$1,345 million. Given the dollar oscillation risk, the Company conducted a sensitivity analysis (below) for changes in the exchange rate, which shows the cash adjustments on the maturity of each ZCC operation for each exchange level, which is different from the mark-to-market amount:

1Q15 - Cash adjustment next
12 months

Cash Adjustment
FX	(R$ million)
2.90	—
3.00	—
3.10	(4)
3.20	(40)
3.30	(102)
3.50	(246)

Derivative instruments used to hedge debt (swaps) are designed to transform real-denominated debt into dollar-denominated debt or protect existing debt against adverse swings in interest rates. Consequently, all of the swap asset legs are matched with the flows of the respective hedged debt. The fair value of these instruments corresponds to the net present value of the expected flows until maturity (average of 38 months in 1Q15) and therefore has a limited cash impact.

The forestry partnership and standing timber supply contracts entered into on December 30, 2013 are denominated in U.S. dollars per cubic meter of standing timber, adjusted in accordance with U.S. inflation measured by the CPI (Consumer Price Index), which is not related to inflation in the areas where the forests are located, constituting, therefore, an embedded derivative. This instrument, presented in the table above, is a sale swap of the variations in the U.S. CPI for the period of the above-mentioned contracts. See note 5 (e) of the 1Q15 financial statements for more details and a sensitivity analysis of the fair value in the event of a substantial variation in the U.S. CPI.

All financial instruments were entered into in accordance with the guidelines established by the Market Risk Management Policy, and are conventional instruments without leverage or margin calls, duly registered with the CETIP (Securities Custody and Financial Settlement Clearinghouse), which only have a cash impact on their respective maturities and amortizations. The Company’s Governance, Risk and Compliance area is responsible for the verification and control of positions involving market risk and reports directly and independently to the CEO and the other areas and bodies involved in the process, ensuring implementation of the policy. Fibria’s Treasury area is responsible for executing and managing the financial operations.

Net Result

The Company posted a 1Q15 net loss of R$566 million, versus a loss of R$128 million in 4Q14 and net income of R$19 million in 1Q14. The variation in both periods was chiefly due to the increase in the negative financial result, partially offset by the improved operating result. Excluding non-recurring effects (tax credits) and the impact of the exchange variation (mainly on debt and hedge instruments), Fibria would have recorded net income of R$513 million in 1Q15.

Analyzing the result in terms of earnings per share, i.e. excluding depreciation, depletion and monetary and exchange variations (see the reconciliation on page 23), the indicator was 11% higher than in 4Q14, thanks to the increase in the average net price in reais and the reduction in cash COGS. The 52% year-on-year upturn was due to the 42% average appreciation of the dollar against the real, which offset the decline in pulp prices, and higher sales volume. The chart below shows the main factors impacting the 1Q15 net result, beginning with EBITDA in the same period:

(1)                                 Includes non recurring expenses/non cash and other financial income/expenses.

Indebtedness

	Unit	Mar/15	Dec/14	Mar/14	Mar/15 vs Dec/14		Mar/15 vs Mar/14
Gross Debt	R$ million	9,352	8,327	8,445	12%		11%
Gross Debt in R$	R$ million	576	601	491	-4%		17%
Gross Debt in US$(1)	R$ million	8,776	7,726	7,954	14%		10%
Average maturity	months	54	55	47	-1		7
Cost of debt (foreign currency) (2)	% p.a.	3.8%	3.7%	4.1%	0.1	p.p.	-0.3	p.p.
Cost of debt (local currency) (2)	% p.a.	8.0%	7.6%	7.2%	0.4	p.p.	0.8	p.p.
Short-term debt	%	10%	12%	17%	-1	p.p.	-7	p.p.
Cash and cash Equivalents in R$	R$ million	772	854	958	-10%		-19%
Cash and cash Equivalents in US$	R$ million	512	341	850	50%		-40%
Fair value of derivative instruments	R$ million	(923)	(417)	(333)	121%		177%
Cash and cash Equivalents (3)	R$ million	361	778	1,475	-54%		-76%
Net Debt	R$ million	8,991	7,549	6,970	19%		29%
Net Debt/EBITDA (in US$)	x	2.9	2.7	2.4	0.2		0.5
Net Debt/EBITDA (in US$)(4)	x	2.3	2.4	2.4	-0.1		-0.1

(1) Includes BRL to USD swap contracts. The original debt in dollars was R$ 7,392 million (79% of the total debt) and debt in reais was R$ 1,960 million (21% of the debt)

(2) The costs are calculated considering the debt swap

(3) Includes the fair value of derivative instruments

(4) For covenant purposes

The Company closed March 2015 with gross debt of R$9,352 million, 12% up on 4Q14 and 11% more than in 1Q14, primarily due to the impact of the increase in the negative exchange variation on foreign-currency debt (R$1,302 million). The chart below shows the changes in gross debt during the quarter:

The financial leverage ratio in dollars narrowed to 2.3x on March 31, 2015 (versus 2.4x at the close of 4Q14). The average total cost(*) of Fibria’s dollar debt was 3.5% p.a. (Dec/14: 3.4% p.a. | Mar/14: 3.7% p.a.) comprising the average cost of local currency bank debt of 8.0% p.a. (Dec/14: 7.6% p.a. | Mar/14: 7.2% p.a.), which moved up due to the impact on the yield curve of the 0.5 p.p. increase in long-term interest rates as of the second quarter of 2015, and the cost in dollars of 3.8% p.a. (Dec/14: 3.7% p.a. | Mar/14: 4.1% p.a.). The Company will continue to seek opportunities to reduce the cost of its debt and extend its terms. The graphs below show Fibria’s indebtedness by instrument, indexing unit and currency (including debt swaps):

(*) Average total cost, considering debt in reais adjusted by the market swap curve on March 31, 2015.

The average maturity of the total debt was 54 months in Mar/15, versus 55 months in Dec/14 and 47 months in Mar/14, in line with the liability management initiatives implemented by the Company in 2014. The graph below shows the amortization schedule of Fibria’s total debt:

Cash and cash equivalents closed March 2015 at R$361 million, including the mark-to-market of hedge instruments totaling a negative R$923 million. Excluding this impact, 56% of cash was invested in local currency, in government bonds and fixed-income securities, and the remainder in short-term investments abroad.

The Company has four revolving credit facilities totaling R$1,748 million available for a period of four years (as of the contract date), three of which in local currency totaling R$850 million (contracted in Mar/13 and Mar/14) at 100% of the CDI plus 1.5% p.a. to 2.1% p.a. when utilized (0.33% p.a. to 0.35% p.a. when on stand-by) and one in foreign currency totaling US$280 million (contracted in Mar/14), at the 3-month LIBOR plus 1.55% p.a. when utilized (35% of this spread when on stand-by). These funds, despite not being utilized, help improve the Company’s liquidity. Given the current cash position of R$361 million, these lines totaling R$1,748 million have resulted in an immediate liquidity position of R$2,109 million. As a result, the cash to short-term debt ratio (including these stand-by credit facilities) closed 1Q15 at 2.2x.

The graph below shows the evolution of Fibria’s net debt and leverage since March 2014:

Capital Expenditure

				1Q15 vs	1Q15 vs	Last 12
(R$ million)	1Q15	4Q14	1Q14	4Q14	1Q14	months
Industrial Expansion	2	8	6	-76%	-68%	34
Forest Expansion	10	26	26	-61%	-61%	58
Subtotal Expansion	12	34	32	-65%	-62%	92
Safety/Environment	6	2	2	216%	184%	22
Forestry Renewal	288	319	213	-9%	35%	1,255
Maintenance, IT, R&D, Modernization	50	72	55	-30%	-9%	277
Subtotal Maintenance	344	392	270	-12%	27%	1,553
Total Capex	356	427	302	-17%	18%	1,645

Capex totaled R$356 million in 1Q15, 17% down on the previous three months, primarily due to reduced expenditure on forest maintenance and lower expenses from truck acquisitions, which should move up in the second half. The18% year-on-year increase was mainly due to higher expenditure with replanting and standing timber purchases. The third-party wood participation decreased to 25% in 1Q15 (4Q14: 35% | 1Q14: 26%).

Free Cash Flow

				Last 12
(R$ million)	1Q15	4Q14	1Q14	months
Adjusted EBITDA	1,007	906	679	3,119
(-) Capex including advance for wood puchase	(356)	(427)	(302)	(1,645)
(-) Interest (paid)/received	(49)	(139)	(138)	(322)
(-) Income tax	(8)	(20)	(3)	(34)
(+/-) Working Capital	(231)	(66)	(218)	(149)
(+/-) Others	11	9	(8)	32
Free Cash Flow(1)	373	263	9	1,001

(1) Does not include the Bond redemption disbursement

Free cash flow was positive by R$373 million in 1Q15, versus a positive R$263 million in 4Q14 and a positive R$9 million in 1Q14. The improvement over the previous quarter was mainly due to the increase in EBITDA and the decline in interest payments, thanks to the liability management initiatives, partially offset by the negative working capital variation. The year-on-year upturn was also due to higher EBITDA and reduced interest payments, partially offset by the increase in Capex. The working capital downturn over 4Q14 was largely due to higher inventories and lower accounts payable.

ROE and ROIC

In regard to return metrics, it is worth noting certain adjustments in the accounting indicator, given the differences in accounting treatment under IFRS (CPC 29 and CPC 15). Specifically regarding CPC 15, the Company took part in an M&A transaction in 2009, which resulted in an additional accounting effect, which is being adjusted in the calculations as shown below:

Return on Equity	Unit	1Q15	4Q14	1Q14	1Q15 vs 4Q14		1Q15 vs 1Q14
Shareholders’ Equity	R$ million	14,059	14,616	14,511	-4%		-3%
IFRS 3 and IAS 41 adjustments	R$ million	(2,891)	(2,946)	(3,180)	-2%		-9%
Shareholders’ Equity (adjusted)	R$ million	11,168	11,670	11,331	-4%		-1%
Shareholders’ Equity (adjusted) - average(1)	R$ million	11,250	11,456	11,492	-2%		-2%

Adjusted EBITDA LTM	R$ million	3,119	2,791	2,910	12%		7%
Total Capex LTM	R$ million	(1,645)	(1,591)	(1,340)	3%		23%
Net interest LTM	R$ million	(322)	(411)	(516)	-22%		-38%
Income Tax LTM	R$ million	(34)	(29)	(30)	18%		16%
Adjusted Income LTM	R$ million	1,118	760	1,024	47%		9%

ROE	%	9.9%	6.6%	8.9%	3.3	p.p.	1.0	p.p.

(1) Average of current and same quarter of the previous year.

Return on Invested Capital	Unit	1Q15	4Q14	1Q14	1Q15 vs 4Q14		1Q15 vs 1Q14
Accounts Receivable	R$ million	647	538	410	20%		58%
Inventories	R$ million	1,391	1,239	1,398	12%		-1%
Current Liabilities (ex-debt)	R$ million	1,364	1,134	1,386	20%		-2%
Biological Assets	R$ million	3,751	3,708	3,448	1%		9%
Fixed Assets	R$ million	9,115	9,253	9,683	-1%		-6%
Invested Capital	R$ million	16,269	15,872	16,326	3%		0%
IFRS 3 and IAS 41 adjustments	R$ million	(2,093)	(2,163)	(2,389)	-3%		-12%
Adjusted Invested Capital	R$ million	14,176	13,708	13,937	3%		2%

Adjusted EBITDA LTM	R$ million	3,119	2,791	2,910	12%		7%
Total Capex LTM	R$ million	(1,645)	(1,591)	(1,340)	3%		23%
Income Tax LTM	R$ million	(34)	(29)	(30)	18%		16%
Adjusted Income LTM	R$ million	1,440	1,171	1,540	23%		-6%

ROIC	R$ million	10.2%	8.5%	11.0%	1.6	p.p.	-0.9	p.p.

Capital Market

Equities

Fibria’s average daily traded volume in 1Q15 was approximately 2.8 million shares, 3% down on 4Q14, while daily financial volume averaged US$35 million, up by 3% in the same period (US$18 million on the BM&FBovespa and US$17 million on the NYSE.

Fixed Income

Yield	Unit	Mar/15	Dec/14	Mar/14	Mar/15 vs Dec/14		Mar/15 vs Mar/14

Fibria 2024 - Yield	%	5.4	5.2	—	0.2	p.p.	—

Fibria 2024 - Price	USD/k	99.1	100.3	—	-1%		—

Treasury 10 y	%	1.9	2.2	2.7	-0.2	p.p.	-0.8	p.p.

Subsequent Events

Ordinary and Extraordinary General Shareholders’ Meetings (O/EGM)

The Company’s Ordinary Extraordinary General Shareholders’ Meetings will be held on April 28 at Fibria’s headquarters (Rua Fidêncio Ramos, nº 302, 3º e 4º (parte) andares, Vila Olimpia, São Paulo). Fibria has published its Manual for Participation in the Ordinary and Extraordinary General Meetings to facilitate understanding and access to information regarding the matters to be resolved on at the O/EGM. The Call Notices, Management Proposals and Participation Manual are available on Fibria’s Investor Relations website (www.fibria.com.br/ri).

Appendix I — Revenue x Volume x Price*

	Sales (Tons)		Net Revenue (R$ 000)		Price (R$/Ton)		1Q15 vs 4Q14 (%)
1Q15 vs 4Q14	1Q15	4Q14	1Q15	4Q14	1Q15	4Q14	Tons	Revenue	Avge Price
Pulp
Domestic Sales	129,350	146,322	170,682	172,248	1,320	1,177	(11.6)	(0.9)	12.1
Foreign Sales	1,099,750	1,263,925	1,804,663	1,809,522	1,641	1,432	(13.0)	(0.3)	14.6
Total	1,229,100	1,410,247	1,975,344	1,981,770	1,607	1,405	(12.8)	(0.3)	14.4

	Sales (Tons)		Net Revenue (R$ 000)		Price (R$/Ton)		1Q15 vs 1Q14 (%)
1Q15 vs 1Q14	1Q15	1Q14	1Q15	1Q14	1Q15	1Q14	Tons	Revenue	Avge Price
Pulp
Domestic Sales	129,350	115,615	170,682	136,144	1,320	1,178	11.9	25.4	12.1
Foreign Sales	1,099,750	1,072,493	1,804,663	1,485,861	1,641	1,385	2.5	21.5	18.4
Total	1,229,100	1,188,108	1,975,344	1,622,005	1,607	1,365	3.5	21.8	17.7

*Excludes Portocel

Appendix II — Income Statement

INCOME STATEMENT - CONSOLIDATED (R$ million)

	1Q15		4Q14		1Q14		1Q15 vs 4Q14	1Q15 vs 1Q14
	R$	AV%	R$	AV%	R$	AV%	(%)	(%)
Net Revenue	1,997	100%	2,001	100%	1,642	100%	0%	22%
Domestic Sales	192	10%	192	10%	156	10%	0%	23%
Foreign Sales	1,805	90%	1,810	90%	1,486	90%	0%	21%
Cost of sales	(1,272)	-64%	(1,386)	-69%	(1,248)	-76%	-8%	2%
Cost related to production	(1,076)	-54%	(1,170)	-58%	(1,068)	-65%	-8%	1%
Freight	(196)	-10%	(217)	-11%	(180)	-11%	-9%	9%
Operating Profit	725	36%	615	31%	395	24%	18%	84%
Selling and marketing	(95)	-5%	(103)	-5%	(79)	-5%	-8%	20%
General and administrative	(73)	-4%	(81)	-4%	(68)	-4%	-10%	6%
Financial Result	(1,746)	-87%	(611)	-31%	(170)	-10%	—	—
Equity	1	0%	(1)	0%	—	0%	—	—
Other operating (expenses) income	(21)	-1%	(120)	-6%	6	0%	—	—
Operating Income	(1,209)	-61%	(301)	-15%	83	5%	—	—
Current Income taxes expenses	(60)	-3%	(11)	-1%	(12)	-1%	—	—
Deffered Income taxes expenses	703	35%	184	9%	(52)	-3%	—	—
Net Income (Loss)	(566)	-28%	(128)	-6%	19	1%	—	—
Net Income (Loss) attributable to controlling equity interest	(569)	-29%	(130)	-6%	17	1%	—	—
Net Income (Loss) attributable to non-controlling equity interest	3	0%	1	0%	2	0%	—	44%
Depreciation, amortization and depletion	448	22%	499	25%	412	25%	-10%	9%
EBITDA	985	49%	809	40%	665	40%	22%	48%
Equity	(1)	0%	1	0%	—	0%	—	—
Fair Value of Biological Assets	—	0%	35	2%	—	0%	0%	—
Fixed Assets disposals	3	0%	45	2%	1	0%	-92%	—
Accruals for losses on ICMS credits	20	1%	16	1%	25	2%	21%	-21%
Tax Credits/Reversal of provision for contingencies	(1)	0%	(0)	0%	(12)	-1%	52%	—
EBITDA adjusted (*)	1,007	50%	906	45%	679	41%	11%	48%

Appendix III — Balance Sheet

BALANCE SHEET (R$ million)

ASSETS	Mar/15	Dec/14	Mar/14	LIABILITIES	Mar/15	Dec/14	Mar/14
CURRENT	3,595	3,261	4,509	CURRENT	2,313	2,099	2,840
Cash and cash equivalents	567	461	958	Short-term debt	948	965	1,454
Securities	664	683	802	Derivative Instruments	446	186	80
Derivative instruments	25	30	31	Trade Accounts Payable	580	593	578
Trade accounts receivable, net	647	538	410	Payroll and related charges	77	135	95
Inventories	1,391	1,239	1,398	Tax Liability	93	56	38
Recoverable taxes	184	163	173	Dividends and Interest attributable to capital payable	39	39	2
Assets avaiable for sale	—	—	590	Liabilities related to the assets held for sale	—	—	470
Accounts receivable - land and building sold	—	—	20	Others	131	125	122
Others	117	148	128
NON CURRENT	5,487	4,740	2,967	NON CURRENT	10,213	8,879	7,919
Marketable securities	52	51	48	Long-term debt	8,404	7,361	6,990
Derivative instruments	188	161	87	Accrued liabilities for legal proceedings	150	145	128
Deferred income taxes	1,892	1,191	919	Deferred income taxes , net	262	267	241
Recoverable taxes	1,768	1,752	760	Tax Liability	0	0	0
Fostered advance	697	695	696	Derivative instruments	691	422	371
Assets avaiable for sale	598	598	—	Assets avaiable for sale	477	477	—
Others	291	291	457	Others	229	207	188

Investments	97	80	47	SHAREHOLDERS’ EQUITY - Controlling interest	14,004	14,564	14,462
Property, plant & equipment , net	9,115	9,253	9,683	Issued Share Capital	9,729	9,729	9,729
Biological assets	3,751	3,708	3,448	Capital Reserve	4	4	3
Intangible assets	4,539	4,552	4,615	Statutory Reserve	2,659	3,228	3,126
				Equity valuation adjustment	1,623	1,613	1,614
				Treasury stock	(10)	(10)	(10)
				Non controlling interest	55	52	49
				TOTAL SHAREHOLDERS’ EQUITY	14,059	14,616	14,511
TOTAL ASSETS	26,585	25,594	25,270	TOTAL LIABILITIES	26,585	25,594	25,270

Appendix IV — Statement of Cash Flows

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW (R$ million)

	1Q15	4Q14	1Q14

INCOME (LOSS) BEFORE TAXES ON INCOME	(1,209)	(301)	83
Adjusted by
(+) Depreciation, depletion and amortization	448	499	412
(+) Foreign exchange losses, net	1,123	441	(151)
(+) Change in fair value of derivative financial instruments	549	42	(120)
(+) Equity in losses of jointly-venture	(1)	1	—
(+) Fair value of biological assets	—	35	—
(+) (Gain)/loss on disposal of property, plant and equipment	3	45	1
(+) Interest and gain and losses in marketable securities	(14)	(18)	(23)
(+) Interest expense	99	112	137
(+) Financial charges of Bons “Fibria 2020” partial repurchase transaction	—	35	303
(+) Impairment of recoverable ICMS	20	16	25
(+) Provisions and other	(1)	7	14
(+) Tax Credits	—	—	(11)
(+) Program Stock Options	0	1	—
Decrease (increase) in assets	—	—	—
Trade accounts receivable	40	59	(58)
Inventories	(115)	35	(83)
Recoverable taxes	(55)	(53)	(12)
Other assets/advances to suppliers	26	(14)	(2)
Increase (decrease) in liabilities	—	—	—
Trade payable	(62)	(95)	2
Taxes payable	(17)	(25)	(26)
Payroll, profit sharing and related charges	(58)	16	(34)
Other payable	10	12	(6)
Cash provided by operating activities	—	—	—
Interest received	17	23	23
Interest paid	(66)	(162)	(161)
Income taxes paid	(8)	(20)	(3)
NET CASH PROVIDED BY OPERATING ACTIVITIES	729	690	311
Cash flows from investing activities	—	—	—
Acquisition of property, plant and equipment and forest	(340)	(413)	(305)
Advance for wood acquisition from forestry partnership program	(16)	(13)	3
Marketable securities, net	26	218	269
Cash from sale of investments - Asset Light project	—	—	883
Acquisition of interest in subsidary	—	(27)	—
Proceeds from sale of property, plant and equipment	4	7	(16)
Derivative transactions settled	(44)	(24)	(12)
Advances received on disposal of assets	—	7	—
Subsidiary incorporation - Fibria Innovations	(12)	—	—
Others	(0)	(0)	(0)
NET CASH USED IN INVESTING ACTIVITIES	(381)	(246)	821
Cash flows from financing activities	—	—	—
Borrowings	139	1,770	910
Repayments - principal amount	(456)	(2,413)	(2,124)
Premium paid in the Bonds “Fibria 2020” repurchase transaction	—	(40)	(183)
Other	4	8	3
NET CASH USED IN FINANCING ACTIVITIES	(313)	(675)	(1,394)
Effect of exchange rate changes on cash and cash equivalents	71	(16)	(52)
Net increase (decrease) in cash and cash equivalents	106	(248)	(314)
Cash and cash equivalents at beginning of year	461	709	1,272
Cash and cash equivalents at end of year	567	461	958

Appendix V — Breakdown of EBITDA and Adjusted EBITDA (CVM Instruction 527/2012)

Adjusted EBITDA (R$ million)	1Q15	4Q14	1Q14
Income (loss) of the period	(566)	(128)	19
(+/-) Financial results, net	1,746	611	170
(+) Taxes on income	643	(173)	64
(+) Depreciation, amortization and depletion	448	499	412
EBITDA	985	809	665
(+) Equity	(1)	1	—
(-) Fair Value of Biological Assets	—	35	—
(+/-) Loss (gain) on disposal of property, plant and equipment	3	45	1
(+) Accrual for losses on ICMS credits	20	16	25
(-) Tax credits/reversal of provision for contingencies	(1)	(0)	(12)
EBITDA Adjusted	1,007	906	679

EBITDA is not a standard measure defined by Brazilian or international accounting rules and represents earnings (loss) in the period before interest, income tax and social contribution, depreciation, amortization and depletion. The Company presents adjusted EBITDA according to CVM Instruction no. 527 of October 4, 2012, adding or subtracting from the amount the equity income, the provisions for losses on recoverable ICMS, non-recurring write-offs of fixed assets, the fair value of biological assets and tax credits from recovered contingencies to provide better information on its ability to generate cash, pay its debt and sustain its investments. Neither measurement should be considered as an alternative to the Company’s operating income and cash flows or an indicator of liquidity for the periods presented.

Appendix VI — Economic and Operational Data

							1Q15 vs	1Q15 vs	4Q14 vs	2Q14 vs	1Q14 vs
Exchange Rate (R$/US$)	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13	4Q14	1Q14	3Q14	1Q14	4Q13
Closing	3.2080	2.6562	2.4510	2.2025	2.2630	2.3426	20.8%	41.8%	8.4%	-2.7%	-3.4%
Average	2.8737	2.5437	2.2745	2.2295	2.3652	2.2755	13.0%	21.5%	11.8%	-5.7%	3.9%

				1Q15 vs		1Q15 vs		Last 12
Pulp sales distribution, by region	1Q15	4Q14	1Q14	4Q14		1Q14		months
Europe	46%	40%	46%	7	p.p.	1	p.p.	42%
North America	17%	27%	19%	-10	p.p.	-1	p.p.	23%
Asia	26%	23%	26%	3	p.p.	-0	p.p.	25%
Brazil / Others	11%	10%	9%	0	p.p.	2	p.p.	10%

Pulp price - FOEX BHKP (US$/t)	Mar-15	Feb-15	Jan-15	Dec-14	Nov-14	Oct-14	Sep-14	Aug-14	Jul-14	Jun-14	May-14	Apr-14
Europe	755	748	743	741	734	735	725	728	733	742	751	759

Financial Indicators	Mar/15	Dec/14	Mar/14
Net Debt / Adjusted EBITDA (LTM*) (R$)	2.9	2.7	2.4
Net Debt / Adjusted EBITDA (LTM*) (US$)	2.3	2.4	2.4
Total Debt / Total Capital (gross debt + net equity)	0.4	0.4	0.4
Cash + EBITDA (LTM*) / Short-term Debt	3.7	3.7	3.0

*LTM: Last twelve months

Reconciliation - net income to cash earnings (R$ million)	1Q15	4Q14	1Q14
Net Income (Loss) before income taxes	(1,209)	(301)	83
(+) Depreciation, depletion and amortization	448	499	412
(+) Unrealized foreign exchange (gains) losses, net	1,123	441	(151)
(+) Change in fair value of derivative financial instruments	549	42	(120)
(+) Equity	(1)	1	—
(+) Change in fair value of biological assets	—	35	—
(+) Loss (gain) on disposal of Property, Plant and Equipment	3	45	1
(+) Interest on Securities, net	(14)	(18)	(23)
(+) Interest on loan accrual	99	112	137
(+) Financial charges on BONDS redemption	—	35	303
(+) Accruals for losses on ICMS credits	20	16	25
(+) Provisions and other	(1)	7	14
(+) Tax Credits	—	—	(11)
(+) Stock Options program	0	1	—

Cash earnings (R$ million)	1,017	915	670

Outstanding shares (million)	554	554	554

Cash earnings per share (R$)	1.8	1.7	1.2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2015

Fibria Celulose S.A.

	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	CFO and IRO